UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 1.1, 4.1, 4.2, 5.1, 5.2, 23.1 and 23.2 of this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021 (File No. 333-255119).

Exhibit Index

Exhibit	Description
1.1	Underwriting Agreement dated December 7, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, BEP Subco Inc., and the underwriters party thereto.

4.1	Second Supplemental Indenture dated December 9, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., as guarantors, Brookfield BRP Holdings (Canada) Inc., as issuer and Computershare Trust Company, N.A., as trustee

4.2	Form of 4.875% Perpetual Subordinated Notes (included as Annex A to Exhibit 4.1)

5.1	Opinion of Torys LLP as to matters of New York and Ontario law, dated December 9, 2021

5.2	Opinion of Appleby (Bermuda) Limited as to matters of Bermuda law, dated December 9, 2021

23.1	Consent of Torys LLP (included as part of Exhibit 5.1)

23.2	Consent of Goodmans LLP, dated December 9, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: December 9, 2021	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary